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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                            RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)
                            ------------------------

                       PRODIGY COMMUNICATIONS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                       PRODIGY COMMUNICATIONS CORPORATION
                      (NAMES OF PERSONS FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                CUSIP 74283 P107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                DANIEL IANNOTTI
                       PRODIGY COMMUNICATIONS CORPORATION
                             6500 RIVER PLACE BLVD.
                                  BUILDING III
                                AUSTIN, TX 78730
                                 (512) 527-1150
     (NAME, ADDRESS, AND TELEPHONE NUMBERS OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSONS FILING STATEMENT)

                                WITH COPIES TO:

                                ROBERT S. BAIRD
                             VINSON & ELKINS L.L.P.
                              ONE AMERICAN CENTER
                              600 CONGRESS AVENUE
                                   SUITE 2700
                             AUSTIN, TX 78701-3200
                                 (512) 495-8400

                            ------------------------

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Schedule 14D-9 filed by Prodigy Communications Corporation ("Prodigy"), a Delaware corporation, with the Securities and Exchange Commission (the "SEC") on October 16, 2001, as amended and supplemented by Amendment No. 1 filed with the SEC on October 18, 2001.
--------------------------------------------------------------------------------
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

ITEM 1.  SUBJECT COMPANY INFORMATION

     (a) The name of the subject company is Prodigy Communications Corporation, a Delaware corporation. Prodigy's principal executive offices are located at 6500 River Place Blvd., Building III, Austin, TX 78730 and its telephone number is (512) 527-1500.

     (b) The class of securities to which this Amendment No. 2 relates is Class A Common Stock. As of August 7, 2001, there were 70,480,750 shares of Class A Common Stock outstanding and approximately 4,196,213 shares of Class A Common Stock subject to issuance at $6.60 or less pursuant to Prodigy's stock option and incentive plans.

     (c) On February 10, 1999, Prodigy issued 11,200,000 shares of its Class A Common Stock in an underwritten public offering registered pursuant to the Securities Act of 1933 at a price of $15.00 per share. The aggregate proceeds from the offering were $168,000,000.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

     (a) The filing person of this Amendment No. 2 is Prodigy Communications Corporation, a Delaware corporation. The business address and business telephone number of Prodigy are set forth in Item 1(a) above.

     (b) This Amendment No. 2 relates to the tender offer by SBC Internet Communications, Inc. ("SBC Internet"), an indirect wholly owned subsidiary of SBC Communications Inc. ("SBC"), to purchase all of the outstanding Class A Common Stock of Prodigy not currently owned by SBC at a price of $6.60 per share on the terms and conditions set forth in its Supplement to the Offer to Purchase dated October 2, 2001 which was filed with the SEC on October 19, 2001 by SBC Internet as an exhibit to Amendment No. 3 to Schedule TO (the "Amended Schedule TO") and related Letter of Transmittal (together with the Supplement to the Offer to Purchase, the "Amended Offer").

     (c) Reference is made to Exhibit 8 to this Amendment No. 2 which contains the information relating to Prodigy's Officers and Directors.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     (a) Prodigy's most recent Form 10-K filed with the SEC is incorporated herein by reference. The information set forth under "SBC Transaction" and "Certain Factors That May Affect Future Operating Results" discuss SBC's relationship with Prodigy and the potential for conflicts of interest.

     (b) On October 2, 2001, SBC Internet commenced a tender offer to purchase all of Prodigy's outstanding Class A Common Stock not currently owned by SBC at a price of $5.45 per share on the terms and conditions set forth in its Offer to Purchase dated October 2, 2001 which was filed with the SEC on October 2, 2001 by SBC Internet as an exhibit to Schedule TO (the "Initial Schedule TO") and related Letter of Transmittal (together with the Offer to Purchase, the "Original Offer").

         On October 17, 2001, SBC, SBC Internet and Prodigy reached a definitive agreement (the "Merger Agreement") which provides for, among other things, (i) an increase in the price per share of Class A Common Stock to be paid pursuant to the Amended Offer from $5.45 per share to $6.60 per share, net to the seller in cash, (ii) the amendment and restatement of the conditions to the Amended Offer and (iii) the merger of SBC Internet (or another direct or indirect wholly owned subsidiary of SBC) with and into Prodigy (the "Merger") as promptly as is practicable following the consummation of the Amended Offer. A copy of the Merger Agreement is included as an exhibit to the Amended Schedule TO. A copy of SBC's and Prodigy's joint press release announcing the Merger Agreement is attached as Exhibit 6 to this Amendment No. 2.

     (c) Prodigy and SBC have reached an understanding to amend the Internet Service Resale Agreement ("Resale Agreement") to allow SBC to reduce portal payments to Prodigy for DSL services for those DSL subscribers who do not use and cancel the DSL service. The understanding was approved by an Independent Directors Committee of Prodigy's Board of Directors (the "Committee") on September 26, 2001 but the amendment has not yet been executed by Prodigy or SBC. The proposed amendment is attached as
         Exhibit 1.

     (d) Prodigy and SBC have reached an understanding to amend the Narrowband Internet Sales Agency Agreement to allow Prodigy to delay the date on which Prodigy incurs an obligation to make bounty payments to SBC for the acquisition of dial-up subscribers who initially pay a discounted promotional rate. The understanding would amend the Narrowband Internet Sales Agency Agreement by delaying the incurrence of the obligation for such bounty payments until the issuance of the third monthly bill for Prodigy's service. The understanding was approved by the Committee on September 26, 2001 but the amendment has not yet been executed by Prodigy or SBC. The proposed amendment is attached as Exhibit 2.

     (e) Prodigy and SBC have reached an understanding to amend the Resale Agreement to provide that SBC will be the retailer of ISDN Internet access service and that such subscribers will be treated as if they are business dial-up subscribers. Under the amendment, SBC will pay Prodigy the monthly business dial-up fee for such ISDN subscribers. The understanding was approved by the Committee on September 26, 2001 but the amendment has not yet been executed by Prodigy or SBC. The proposed amendment is attached as Exhibit 3.

     (f) SBC's shared voting power and ownership of Prodigy and Prodigy's common stock are identified in Item 6, "Special Factors, Background of SBC's Investment in Prodigy" and "Security Ownership of Certain Beneficial Owners and Management" of SBC's Original Offer and Schedule TO filed with the SEC on October 2, 2001 which is incorporated herein by reference.

     (g) See "Additional Information" in SBC's Amendment No. 1 to Schedule TO filed with the SEC on October 15, 2001 which is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

     (a) FOR THE REASONS SET FORTH BELOW, PRODIGY RECOMMENDS THAT ITS STOCKHOLDERS ACCEPT THE AMENDED OFFER AND TENDER THEIR SHARES OF CLASS A COMMON STOCK PURSUANT TO THE AMENDED OFFER AND APPROVE AND ADOPT THE MERGER AGREEMENT AND THE MERGER.

     (b) Due to SBC's significant ownership of Prodigy and the various business relationships with Prodigy, Prodigy's Board of Directors recognized the potential for a conflict of interest between SBC and Prodigy and formed the Committee in December of 2000 to independently evaluate Prodigy and SBC agreements. The Committee is comprised of three members of Prodigy's Board of Directors who have no affiliation with SBC or any other major stockholder. The Board delegated the authority to the Committee to determine what recommendation Prodigy would make to its stockholders with respect to SBC's tender offer.

     (c) On October 15, 2001, the Committee unanimously determined that Prodigy was unable to take a position at that time on a recommendation to its stockholders. The reasons for that position were as follows:

        - The possibility of an increase in the Original Offer price by SBC. On October 15, 2001, SBC filed Amendment No. 1 to its Schedule TO which describes the status of discussions between SBC and its representatives with the Committee and its representatives.

        - The possibility of a negotiated transaction between Prodigy and SBC whereby Prodigy would be acquired by SBC.

        Prodigy's original letter transmitting its position to its stockholders is attached as Exhibit 4. Prodigy's press release dated October 16, 2001 announcing its position is attached as Exhibit 5.

     (d) On October 17, 2001, the Committee unanimously determined that Prodigy would recommend to its stockholders that they accept the Amended Offer and tender their shares of Class A Common Stock pursuant to the Amended Offer and recommended that Prodigy's Board of Directors approve and adopt the Merger Agreement and the Merger. In making its determination and recommendation, the Committee considered a number of factors, including, without limitation, the following:

        - The historical and current market prices of the Class A Common Stock and the fact that the Amended Offer price represents a substantial premium over the closing price of the Class A Common Stock of $3.54 on September 21, 2001, the last trading day prior to the announcement of Original Offer and over the 10, 20 and 30 day trading days average prior to such announcement.

        - The trading history of the Class A Common Stock and a comparison of such trading history with the stock trading histories of other companies in Prodigy's industry and of stock market indices that were deemed relevant.

        - Prodigy's business, financial condition, results of operation, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with those prospects in light of the unsettled general economic conditions and the unstable industry conditions under which Prodigy is operating.

        - The current and prospective conditions and trends in Prodigy's industry and the anticipated effect of such conditions and trends on Prodigy's business and its stockholders.

        - The presentation of Deutsche Banc Alex. Brown Inc. ("DBAB") to the Committee at its meeting on October 17, 2001, as to various financial and other matters relevant to the Committee's consideration, a copy of which is attached as Exhibit 10.

        - The opinion of DBAB as of October 17, 2001, to the effect that, based upon and subject to certain factors and assumptions stated therein, as of such date, the $6.60 per share in cash to be received by the holders of Prodigy's Class A Common Stock, other than SBC and its affiliates, in the Amended Offer and the Merger is fair, from financial point of view, to such stockholders. The full text of DBAB's Fairness Opinion is attached hereto as Exhibit 11.

        - The fact that the Amended Offer and the Merger provide for a prompt cash tender offer for all shares of Class A Common Stock to be followed by the Merger for the same consideration, thereby enabling Prodigy's stockholders, at the earliest possible time, to obtain the benefits of the transaction in exchange for their shares of Class A Common Stock.

        - The likelihood of the consummation of the Amended Offer and the Merger and the limited conditions to the consummation of the Amended Offer and the Merger.

        - The representation of SBC that it will have sufficient funds to consummate the Amended Offer and the Merger and the fact that the Amended Offer and the Merger are not subject to a financing condition.

        - The availability of, and the comparative risks and benefits to Prodigy's stockholders from pursuing, other strategic alternatives to maximize stockholder value, including remaining independent and executing Prodigy's long-term strategic plan.

        - The judgment of the Committee, based on extensive arm's length negotiations with SBC, that the Amended Offer price represented the highest price that SBC would be willing to pay in the Amended Offer.

        - The advice of Prodigy's legal advisors with respect to the terms of the Merger Agreement, the Amended Offer and the Merger.

        The Committee did not consider the relationship of the Amended Offer price to Prodigy's liquidation value or net book value. The Committee does not believe liquidation value is relevant because substantial value results from continuing Prodigy as a going concern and any liquidation would destroy that value. In addition, the Committee believes the history of liquidations of Internet related businesses demonstrates how little value is realizable on liquidation of such businesses and does not believe Prodigy has significant assets that could be liquidated. In addition, the Committee does not believe that net book value has any meaningful relation to the economic value of the Class A Common Stock, particularly because a majority of Prodigy's assets are intangible assets. Out of approximately $648 million in total assets at June 30, 2001, $487 million of Prodigy's assets were goodwill and other intangibles that cannot readily be monetized.

     (e) Based on the recommendation of the Committee, Prodigy's Board of Directors approved and adopted the Merger Agreement and Merger. Prodigy's letter transmitting its position to its stockholders is attached as Exhibit 12.

     (f) To the best of Prodigy's knowledge, after making reasonable inquiry, and except as restricted by Section 16(b) of the Securities Exchange Act of 1934, all of Prodigy's executive officers and directors currently intend to tender pursuant to the Amended Offer any shares held of record or beneficially owned by them as of the date hereof.

     (g) Opinion of Prodigy's Financial Advisor

         DBAB has acted as financial advisor to the Committee in connection with the Original Offer, the Amended Offer and the Merger. At the October 17, 2001 meeting of the Committee, DBAB delivered to the Committee its oral opinion, subsequently confirmed in writing as of the same date, to the effect that, as of the date of such opinion, based upon and subject to the assumptions made, matters considered and limits of the review undertaken by DBAB, the $6.60 per share cash consideration to be paid in the Amended Offer and the Merger was fair, from a financial point of view, to the holders of Class A Common Stock other than SBC and its affiliates.

         DBAB'S VALUATION METHODOLOGY IS SUMMARIZED BELOW AND THE FULL TEXT OF DBAB'S WRITTEN OPINION, DATED OCTOBER 17, 2001, WHICH SETS FORTH AMONG OTHER THINGS, THE ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN BY DBAB IN CONNECTION WITH THE OPINION, IS ATTACHED AS EXHIBIT 11 TO THIS AMENDMENT NO. 2 AND IS INCORPORATED HEREIN BY REFERENCE. PRODIGY'S STOCKHOLDERS ARE URGED TO READ THE OPINION IN ITS ENTIRETY. THE SUMMARY OF THE OPINION SET FORTH IN THIS AMENDMENT NO. 2 IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

         In connection with DBAB's role as financial advisor to the Committee, and in arriving at its opinion, DBAB has reviewed certain publicly available financial and other information concerning Prodigy and SBC and certain internal analyses and other information furnished to it by management of Prodigy. DBAB has also held discussions with members of the senior management of Prodigy regarding the business and prospects of Prodigy. In addition, DBAB has (i) reviewed the historical reported prices and trading activity for Class A Common Stock, (ii) compared certain financial and stock market information for Prodigy with similar information for certain companies whose securities are publicly traded,
         (iii) reviewed the financial terms of certain recent business combinations which it deemed relevant to its analyses, (iv) reviewed the terms of the Initial Schedule TO and a draft of the Merger Agreement dated October 13, 2001, (v) took into account the expected terms of the Stockholder Voting Agreement (the "Stockholder Voting Agreement") by and among SBC, Telefonos de Mexico, S.A. de C.V. ("Telmex"), Telmex Financial Ventures, LLC ("TFV") and Carso Global Telecom, S.A. de C.V. ("CGT") pursuant to which Telmex, TFV and CGT confirmed to SBC their willingness to tender (and not withdraw) all of the shares of Class A Common Stock owned by them into the Amended Offer, to vote in favor of the Merger and against any transaction or other action that could interfere with the timely completion of the Merger and to refrain from, prior to the effective time of the Merger, in any way transferring or disposing of any shares of Class A Common Stock owned by them except by tender into the Amended Offer, and (vi) performed such other studies and analyses and considered such other factors as it deemed appropriate, including SBC's current ownership of Class A Common Stock and discussions with Prodigy's management regarding SBC's contractual relationship with Prodigy.

         In preparing its opinion, DBAB did not assume responsibility for independent verification of any information, whether publicly available or furnished to it, concerning Prodigy, including, without limitation, any financial information, forecasts or projections considered in connection with the rendering of its opinion. Accordingly, for purposes of its opinion, DBAB assumed and relied upon the accuracy and completeness of all such information, and DBAB did not conduct a physical inspection of any of the properties or assets and did not prepare or obtain any independent evaluation or appraisal of any of the assets or liabilities of Prodigy. With respect to management's financial forecasts and projections made available to DBAB by Prodigy's management and used in DBAB's analyses, DBAB assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Prodigy, as to the matters covered thereby. While Prodigy's management provided DBAB with various alternative projections reflecting different possible scenarios for Prodigy's business, DBAB relied for purposes of rendering its opinion on the alternatives that Prodigy's management identified to DBAB as the appropriate scenarios to use for the purposes of its opinion, and therefore assumed that Prodigy's financial results will correspond with the projections in such alternatives, but in any event will fall between such alternatives. In rendering its opinion, DBAB expresses no view as to the reasonableness of any such forecasts and projections or the assumptions on which they are based. DBAB's opinion is necessarily based upon economic, market and other conditions as in effect on, and the information made available to it as of, the date hereof.

         For purposes of rendering its opinion, DBAB has assumed that, in all respects material to its analysis, the representations and warranties of Prodigy, SBC and SBC Internet contained in the Merger Agreement are true and correct, each of the parties thereto will perform all of the covenants and agreements to be performed by it under the Merger Agreement and the Shareholder Voting Agreement, as the case may be, and all conditions to the obligations of each of Prodigy, SBC and SBC Internet to consummate the Amended Offer and Merger will be satisfied without any waiver thereof. DBAB also assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it, and the Merger Agreement and any amendment to the Initial Schedule TO containing the terms and conditions of the final offer would not contain any terms or provisions that would adversely affect DBAB's analyses. DBAB further assumed that the Stockholder Voting Agreement would contain the terms described to it by Prodigy and would not contain any terms or provisions that adversely affect DBAB's analyses.

         In connection with DBAB's role as financial advisor to the Committee and in arriving at its opinion, DBAB was not requested to, and did not, solicit from any third party any indications of interest in acquiring all or any part of Prodigy or investigate any alternative transactions, and its opinion does not address the relative merits of the Amended Offer and Merger as compared to any alternative business strategies that might exist for Prodigy.

         Set forth below is a brief summary of certain financial analyses performed by DBAB in connection with its opinion and reviewed with the Committee at its meeting on October 17, 2001.

         HISTORICAL STOCK PERFORMANCE AND IMPLIED PREMIUM ANALYSIS. DBAB reviewed and analyzed recent and historical market prices and trading volume for Class A Common Stock and adjusted such market prices using the performance of certain stock market indices and a certain peer's stock during the same period. The peer company used for purposes of this analysis was EarthLink, Inc. ("EarthLink").

         DBAB noted the price of Class A Common Stock from: (i) May 17, 2001 through September 21, 2001 (the date of the announcement of the Original Offer) and May 17, 2001 through September 10, 2001 (the day prior to the terrorist attacks); (ii) June 25, 2001 through September 21, 2001 and June 25, 2001 through September 10, 2001; and (iii) September 21, 2001 through October 15, 2001, and then calculated the implied price of Class A Common Stock at each end date assuming that Class A Common Stock's price performed the same as the relevant indices. The following are the results of DBAB's analysis:

            Class A Common Stock Price:  adjusted from May 17, 2001

       Adjusted Class A Common Stock Price Through the Announcement Date

                                     CLASS A COMMON                             CLASS A COMMON
                                      STOCK PRICE           INDEX VALUE          STOCK PRICE
                                        5/17/01               9/21/01              9/21/01
                                     --------------         -----------         --------------
Closing price......................      $2.11          *     167.77        =       $3.54
Adjusted using EarthLink...........      $2.11          *      96.57        =       $2.04
Adjusted using NASDAQ..............      $2.11          *      64.88        =       $1.37
Adjusted using S&P 500.............      $2.11          *      74.96        =       $1.58

              Adjusted Class A Common Stock Price through 9/10/01

                                     CLASS A COMMON                             CLASS A COMMON
                                      STOCK PRICE           INDEX VALUE          STOCK PRICE
                                        5/17/01               9/10/01              9/10/01
                                     --------------         -----------         --------------
Closing price......................      $2.11          *     248.82        =       $5.25
Adjusted using EarthLink...........      $2.11          *     104.93        =       $2.21
Adjusted using NASDAQ..............      $2.11          *      77.28        =       $1.63
Adjusted using S&P 500.............      $2.11          *      84.79        =       $1.79

            Class A Common Stock Price:  adjusted from June 25, 2001

       Adjusted Class A Common Stock Price Through the Announcement Date

                                     CLASS A COMMON                             CLASS A COMMON
                                      STOCK PRICE           INDEX VALUE          STOCK PRICE
                                        6/25/01               9/21/01              9/21/01
                                     --------------         -----------         --------------
Closing price......................      $3.92          *      90.31        =       $3.54
Adjusted using EarthLink...........      $3.92          *     105.46        =       $4.13
Adjusted using NASDAQ..............      $3.92          *      69.39        =       $2.72
Adjusted using S&P 500.............      $3.92          *      79.25        =       $3.11

              ]Adjusted Class A Common Stock Price Through 9/10/01

                                     CLASS A COMMON                             CLASS A COMMON
                                      STOCK PRICE           INDEX VALUE          STOCK PRICE
                                        6/25/01               9/10/01              9/10/01
                                     --------------         -----------         --------------
Closing price......................      $3.92          *     133.93        =       $5.25
Adjusted using EarthLink...........      $3.92          *     114.59        =       $4.49
Adjusted using NASDAQ..............      $3.92          *      82.67        =       $3.24
Adjusted using S&P 500.............      $3.92          *      89.66        =       $3.51

  Class A Common Stock Price:  adjusted from announcement to October 15, 2001

              Adjusted Class A Common Stock Price Through 10/15/01

                                     CLASS A COMMON                             CLASS A COMMON
                                      STOCK PRICE           INDEX VALUE          STOCK PRICE
                                        9/21/01              10/15/01              10/15/01
                                     --------------         -----------         --------------
Closing price......................      $3.54          *     177.40        =       $6.28
Adjusted using EarthLink...........      $3.54          *     144.82        =       $5.13
Adjusted using NASDAQ..............      $3.54          *     112.96        =       $4.00
Adjusted using S&P 500.............      $3.54          *     119.19        =       $4.22

DBAB also calculated the implied premium or discount of the Original Offer price of $5.45 and the Amended Offer price of $6.60 relative to: (i) the prices of Class A Common Stock on each of September 21, 2001 and September 10, 2001; (ii) various volume-weighted trading average prices calculated through each of September 21, 2001 and September 10, 2001; and (iii) adjusted prices using the relevant indices. The analysis resulted in the following implied premiums:

                                Premium Analysis

                                                                       OFFER PRICE
                                                                         PREMIUM
                                                                      (DISCOUNT) TO
                                                                         CLASS A
                                                                       COMMON STOCK
                                                                          PRICE
CLASS A COMMON                                                        --------------
STOCK PRICE CATEGORY                    CLASS A COMMON STOCK PRICE    $5.45    $6.60
--------------------                    --------------------------    -----    -----
ANNOUNCEMENT DATE (9/21)
Closing price on 9/21.................            $3.54                 54%      86%
10 trading days average (9/4).........            $4.36                 25%      51%
20 trading days average (8/20)........            $4.80                 14%      38%
30 trading days average (8/6).........            $5.00                  9%      32%

Adjusted using EarthLink since 6/25...            $4.13                 32%      60%
Adjusted using NASDAQ since 6/25......            $2.72                100%     143%
Adjusted using S&P 500 since 6/25.....            $3.11                 75%     112%
Closing price on 6/25.................            $3.92                 39%      68%

Adjusted using EarthLink since 5/17...            $2.04                167%     224%
Adjusted using NASDAQ since 5/17......            $1.37                298%     382%
Adjusted using S&P 500 since 5/17.....            $1.58                245%     318%
Closing price on 5/17.................            $2.11                158%     213%

52-week high (7/20)...................            $7.25                (25%)     (9%)
52-week low (12/19)...................            $1.13                382%     484%

DAY PRIOR TO TERRORIST ATTACKS (9/10)
Closing price on 9/10.................            $5.25                  4%      26%
10 trading days average (8/27)........            $5.45                  0%      21%
20 trading days average (8/13)........            $5.56                 (2%)     19%
30 trading days average (7/30)........            $5.52                 (1%)     20%

Adjusted using EarthLink since 6/25...            $4.49                 21%      47%
Adjusted using NASDAQ since 6/25......            $3.24                 68%     104%
Adjusted using S&P 500 since 6/25.....            $3.51                 55%      88%
Closing price on 6/25.................            $3.92                 39%      68%

                                                                       OFFER PRICE
                                                                         PREMIUM
                                                                      (DISCOUNT) TO
                                                                         CLASS A
                                                                       COMMON STOCK
                                                                          PRICE
CLASS A COMMON                                                        --------------
STOCK PRICE CATEGORY                    CLASS A COMMON STOCK PRICE    $5.45    $6.60
--------------------                    --------------------------    -----    -----
Adjusted using EarthLink since 5/17...            $2.21                147%     199%
Adjusted using NASDAQ since 5/17......            $1.63                234%     305%
Adjusted using S&P 500 since 5/17.....            $1.79                204%     269%
Closing price on 5/17.................            $2.11                158%     213%

52-week high (7/20)...................            $7.25                (25%)     (9%)
52-week low (12/19)...................            $1.13                382%     484%

GOING-PRIVATE PREMIUM ANALYSIS. Using information from publicly available sources, DBAB performed a premiums paid analysis based upon the review and analysis of the range of premiums paid in going-private transactions since January 1, 1998 involving (i) U.S. targets, (ii) interests not owned by the acquiror representing 50-80 percent of the target's outstanding common stock,
(iii) transaction values exceeding $100 million and (iv) offers being funded with cash only. The following were the transactions:

    Going-Private Transactions Analysis -- Acquisition of Remaining Interest

DATE ANN.   DATE EFF.            ACQUIROR                       TARGET
---------   ---------            --------                       ------
 1/25/01     6/21/01    Sodexho Alliance (Sodexho     Sodexho Marriott Services
                        SA)                           Inc.
11/13/00     7/23/01    Blum Capital Partners LP      CB Richard Ellis Services
11/02/00     3/31/01    Developers Diversified        American Industrial
                        Realty                        Properties
 4/20/00     9/14/00    Investor Group                Brookdale Living
                                                      Communities
 3/30/00     9/07/00    Flexi-Van Leasing Inc.        Castle & Cooke Inc.
11/22/99     2/02/00    GR Acquisition Corp.          Garden Ridge Corp.
 6/09/99     7/28/99    Merck E(Merck AG)             VWR Scientific Products
                                                      Corp.
 5/17/99    10/01/99    Allianz Life Ins. Co.         Life USA Holding Inc.
                        (Allianz)
 2/16/99     5/11/99    Delta Air Lines Inc.          ASA Holdings Inc.
12/02/98     4/23/99    Pinault-Printemps Redoute     Brylane Inc.
11/25/98     9/29/99    Investor Group                Sbarro Inc.
 5/11/98    12/07/98    Monsanto Co.                  DeKalb Genetics Corp.

Using the data developed in its Historical Stock Performance and Implied Premium Analysis, DBAB compared the implied premium represented by the Original Offer price of $5.45 and the Amended Offer price of $6.60 relative to the closing price of Class A Common Stock on the announcement date and the volume-weighted average of the closing prices of Class A Common Stock for the 10, 20, and 30 trading-day periods, respectively, through the announcement date. DBAB compared such implied premiums to low, median and high values of the relevant range of premiums paid in the precedent transactions relative to the prices of the target companies' stock on the last trading day prior to the announcement date of the precedent transaction and the average of the closing prices of the target companies' stock for the 10, 20, and 30 trading-day periods, respectively, prior to the announcement dates.

         The result of this analysis is as follows:

                         Going Private Premium Analysis
                              (announcement date)

                                    OFFER PRICE PREMIUM
                                  TO CLASS A COMMON STOCK       PRECEDENT TRANSACTIONS
                                           PRICE                RELEVANT PREMIUM RANGE
                                ----------------------------   ------------------------
                                  CLASS A
CLASS A COMMON                  COMMON STOCK
STOCK PRICE CATEGORY               PRICE       $5.45   $6.60   LOW     MEDIAN     HIGH
--------------------            ------------   -----   -----   ----    -------    -----
Closing price on 9/21.........     $3.54        54%     86%     25%(1)   31%(1)    37%(1)
10 trading days average.......     $4.36        25%     51%     27%      34%       41%
20 trading days average.......     $4.80        14%     38%     30%      38%       45%
30 trading days average.......     $5.00         9%     32%     31%      39%       46%

---------------
        (1) Premium to the closing price on the last trading day prior to the announcement date.

         DBAB also used the data developed in its Historical Stock Performance and Implied Premium Analysis to compare the implied premium represented by the Original Offer price of $5.45 and the Amended Offer price of $6.60 relative to the closing price of Class A Common Stock on the day prior to the terrorist attacks and the volume-weighted average of the closing prices of Class A Common Stock for the 10, 20, and 30 trading-day periods, respectively, through the day prior to the terrorist attacks. DBAB compared such implied premiums to low, median and high values of the relevant range of premiums paid in the precedent transactions relative to the prices of the target companies' stock on the last trading day prior to the announcement date of the precedent transaction and the average of the closing prices of the target companies' stock for the 10, 20, and 30 trading-day periods, respectively, prior to the announcement dates.

                         Going Private Premium Analysis
                                   (9/10/01)

                                    OFFER PRICE PREMIUM          PRECEDENT TRANSACTIONS
                               TO CLASS A COMMON STOCK PRICE     RELEVANT PREMIUM RANGE
                               ------------------------------   ------------------------
                                  CLASS A
CLASS A COMMON                 COMMON STOCK
STOCK PRICE CATEGORY               PRICE       $5.45   $6.60    LOW     MEDIAN     HIGH
--------------------           -------------   ------  ------   ----    -------    -----
Closing price on 9/10........      $5.25           4%    26%     25%(1)   31%(1)    37%(1)
10 trading days average......      $5.45           0%    21%     27%      34%       41%
20 trading days average......      $5.56          (2%)   19%     30%      38%       45%
30 trading days average......      $5.52          (1%)   20%     31%      39%       46%

---------------
        (1) Premium to the closing price on the last trading day prior to the announcement date.

         DBAB believes that a comparison between the offer price premiums and the relevant precedent transaction premium ranges is not simply mathematical. Rather, it also involves complex considerations and qualitative judgments, reflected in DBAB's analyses, concerning circumstances surrounding the Original Offer, the Amended Offer and the Merger.

         DISCOUNTED CASH FLOW ANALYSIS. DBAB performed a discounted cash flow analysis of Prodigy under a number of scenarios. For each scenario, DBAB calculated the discounted cash flow value of Prodigy as a sum of the net present value of (i) the estimated future unlevered free cash flow of Prodigy for the fiscal years 2001 through 2010, and (ii) the terminal value of Prodigy at the end of such period and derived the implied equity value per share of Class A Common Stock. The estimated future unlevered free cash flow was based on the financial projections for the years

         2001 through 2010 prepared by Prodigy's management. The terminal value was calculated based on unlevered free cash flow projections for 2010 prepared by Prodigy's management and an assumed perpetual growth rate beginning in 2020. Prodigy's management informed DBAB that the scenarios assuming that, at the expiration of Prodigy's Strategic and Marketing Agreement with SBC (the "SMA") at the end of 2009, Prodigy and SBC would renegotiate the SMA at a reduced monthly wholesale fee of $2.00 and $3.00 per subscriber are the most likely cases. DBAB used these cases for purposes of rendering its opinion. DBAB used varying weighted average costs of capital (between 18.5% and 22.5%) and perpetuity growth rates (between 2% and 4%) to derive a high, mid and low implied equity valuation for each case. This analysis resulted in the following ranges of implied equity valuation per share of Class A Common Stock:

                                            RANGES OF IMPLIED EQUITY VALUE PER SHARE(1)
                                          -----------------------------------------------
CASE                                        LOW                 MID                HIGH
----                                      -------             -------             -------
Base case assuming renegotiation of SMA
  after 2009 @ $3.00....................   $5.84       --      $6.71       --      $7.89
Base case assuming renegotiation of SMA
  after 2009 @ $2.00....................   $5.45       --      $6.20       --      $7.20

---------------
        (1) Based on fully diluted shares outstanding of 125.0 million, which includes options exercised given a price of $6.60, and net debt of $104 million adjusting for proceeds from options exercised.

       COMPARABLE COMPANY TRADING MULTIPLE ANALYSIS. DBAB compared certain financial information and commonly used valuation measurements for Prodigy to corresponding information and measurements for EarthLink, the only Internet service provider that DBAB deemed potentially comparable to Prodigy. Such financial information and valuation measurements for EarthLink were based on public equity research estimates and for Prodigy were based on Prodigy's public guidance and projections from Prodigy's management. DBAB calculated Prodigy's implied total enterprise value ("TEV") at both the Original Offer price of $5.45 and the Amended Offer price of $6.60 and the resulting TEV multiples of Prodigy's gross revenues, adjusted EBITDA and subscribers. DBAB also calculated the ratios of Prodigy's TEV multiples of gross revenues and adjusted EBITDA to Prodigy's projected gross revenues and adjusted EBITDA growth rates, respectively ("Growth Adjusted TEV Multiples"). DBAB compared Prodigy's TEV multiples and Growth Adjusted TEV Multiples with EarthLink's corresponding multiples, and noted that at the Amended Offer price of $6.60 (i) Prodigy's implied TEV multiples and the Growth Adjusted TEV Multiple of 2002 adjusted EBITDA were lower than EarthLink's corresponding multiples, and (ii) Prodigy's other Growth Adjusted TEV Multiples were higher than EarthLink's corresponding multiples. However, DBAB believed that these calculations did not necessarily create a useful comparison due to significant differences between EarthLink and Prodigy.

       The foregoing summary describes the analyses and factors that DBAB deemed material in its presentation to the Committee, but is not a comprehensive description of all analyses performed and factors considered by DBAB in connection with preparing its opinion. The preparation of a financial advisor's fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. DBAB believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its opinion, DBAB did not assign specific weights to any particular analyses.

       In conducting its analyses and arriving at its opinion, DBAB utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling DBAB to provide its opinion to the Committee as to the fairness, from a financial point of view, of the consideration to be paid in the Amended Offer and the Merger to the holders of Class A Common Stock other than SBC and its affiliates, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, DBAB made, and was provided by Prodigy's management and the Committee with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Prodigy's control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors beyond the control of Prodigy or its advisors, neither Prodigy, the Committee nor DBAB nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

Although DBAB provided advice to the Committee relating to the Original Offer, the Amended Offer and the Merger, the decision to recommend the Merger Agreement to Prodigy's Board of Directors and recommend the Amended Offer to the holders of Class A Common Stock other than SBC and its affiliates was solely that of the Committee and Prodigy's Board of Directors. As described above, the opinion and presentation of DBAB to the Committee were only one of a number of factors taken into consideration by the Committee and Prodigy's Board of Directors in making their determination to approve the Merger Agreement and recommend the Amended Offer to the holders of Class A Common Stock other than SBC and its affiliates. DBAB's opinion was addressed to, and was rendered for the use and benefit of, the Committee in considering the Amended Offer and the Merger and was not a recommendation to the holders of Class A Common Stock whether or not to tender their shares in the Amended Offer or vote in favor of the Merger. DBAB has expressed no opinion as to the merits of the underlying decision of the Committee to approve the Merger Agreement or recommend the Amended Offer or the Merger to Prodigy's stockholders.

The Committee selected DBAB as financial advisor in connection with the Original Offer, the Amended Offer and the Merger based on DBAB's qualifications, expertise, reputation and experience in mergers and acquisitions. The Committee retained DBAB pursuant to a letter agreement dated September 24, 2001 (the "Engagement Letter"). As compensation for DBAB's services in connection with the Original Offer, the Amended Offer and the Merger, Prodigy has agreed to pay DBAB a cash fee of $3,000,000, regardless of whether the Original Offer, the Amended Offer and the Merger are consummated. Prodigy has also agreed to reimburse DBAB for reasonable fees and disbursements of DBAB's counsel and all of DBAB's reasonable travel and other out-of-pocket expenses incurred in connection with the Original Offer, the Amended Offer and the Merger or otherwise arising out of the retention of DBAB under the Engagement Letter. Prodigy has also agreed to indemnify DBAB and certain related persons to the full extent lawful against certain liabilities, including certain liabilities under the federal securities laws arising out of its engagement or the Original Offer, the Amended Offer or the Merger.

DBAB is an internationally recognized investment banking firm experienced in providing advice in connection with mergers and acquisitions and related transactions. DBAB is an affiliate of Deutsche Bank AG (together with its affiliates, the "DB Group"). In the ordinary course of business, members of the DB Group may actively trade in the securities and other instruments and obligations of Prodigy for their own accounts and for the accounts of their customers. Accordingly, members of the DB Group may at any time hold a long or short position in such securities, instruments and obligations.

     (h) Prodigy has filed DBAB's Fairness Opinion as Exhibit 11 to this Amendment No. 2 and included it in copies of this Amendment No. 2 which are being mailed to Prodigy's stockholders. Prodigy will make DBAB's Fairness Opinion available for inspection and copying at its principal executive offices during its regular business hours by any interested security holder of Prodigy or to a representative of such holder who has been so designated in writing.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     (a) The Committee engaged DBAB to advise and assist the Committee in the course of the Committee's consideration of the Original Offer, the Amended Offer, the Merger, and their fairness. The engagement letter between DBAB and Prodigy provides that Prodigy will indemnify and hold harmless DBAB from any liability resulting from its engagement other than liability resulting from DBAB's gross negligence. In the engagement letter Prodigy also agreed to reimburse DBAB for its out of pocket costs and expenses and to pay the fee described in Item 5(b) at such time as DBAB renders its opinion to the Committee.

     (b) Prodigy's Committee agreed that Prodigy would pay DBAB a fee of $3,000,000 for its assistance and analysis. No portion of the fee is contingent on the nature of DBAB's advice regarding the offer.

     (c) No material business relationship has existed between DBAB and SBC in the past two years. In December of 2000, DBAB was engaged by Prodigy, on behalf of the Committee, to evaluate the fairness of certain proposed amendments to the SMA. DBAB was paid a cash fee of $500,000, the payment of which was not conditioned on the execution of the amendments to the SMA or DBAB's advice with respect to the fairness of the proposed amendments. Other than the aforementioned engagement, no material business relationship has existed between DBAB and Prodigy in the past two years.

     (d) The Committee has engaged Fulbright & Jaworski L.L.P. as independent legal counsel. The engagement provides that Fulbright & Jaworski will be paid hourly rates for time incurred by its attorneys, plus expenses. Prodigy estimates that total expenses for the services of Fulbright & Jaworski will be approximately $75,000. Prodigy has engaged Vinson & Elkins L.L.P. to provide securities counsel and advice during the tender offer transaction. The engagement provides that Vinson & Elkins will be paid hourly rates for time incurred by its attorneys, plus expenses. Prodigy estimates that total expenses for the services of Vinson & Elkins will be approximately $50,000. Prodigy has engaged a financial printer to assist it in the filing of this document. Prodigy estimates that the total expenses for printing services will be approximately $15,000.

     (e) Except as set forth above, neither Prodigy nor any person acting on its behalf has employed, retained or compensated any other person to make any solicitations or recommendations to stockholders on its behalf concerning the Original Offer or Amended Offer.

     (f) Prodigy is not aware of any officer, director or affiliate of Prodigy who has made a recommendation either in support of or against the Amended Offer.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) The following table lists the aggregate number and percentage of shares of Prodigy's Class A Common Stock that are beneficially owned by the directors and officers of Prodigy as of the date of this Amendment No. 2.

NAME                                                NUMBER OF SHARES    PERCENTAGE
----                                                ----------------    ----------
James R. Adams....................................        42,500            *
John Atterbury....................................            --            *
Louis R. Brill....................................        30,000            *
Chris Coleman.....................................        60,000            *
Allen Craft.......................................       100,000            *
Charles E. Foster.................................        90,000            *
Daniel Iannotti...................................       100,000            *
Robert S. McClane.................................        35,000            *
Joe C. McKinney...................................        30,000            *
Jaime Chico Pardo.................................            --            *
Robert B. Pickering...............................            --            *
Paul R. Roth......................................            --            *
Richard S. Walker.................................        93,800            *
Gregory G. Williams...............................       185,000            *
Andres Vazquez del Mercado........................         1,600            *
Denise Clarke Fraser..............................        85,000            *

        -----------------------
        * Less than 1%

     (b) Neither Prodigy, nor, to the best of its knowledge, any of its officers, directors, affiliates or subsidiaries has engaged in any transactions in Class A Common Stock in the past 60 days.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     (a) Except as described or referred to in this Amendment No. 2, no negotiation is being undertaken or engaged in by Prodigy which relates to or would result in: (i) a tender offer or other acquisition of the shares by Prodigy; (ii) an extraordinary transaction, such as a merger, reorganization, or liquidation, involving Prodigy; (iii) a purchase, sale, or transfer of a material amount of assets by Prodigy; or (iv) any material change in the present indebtedness or capitalization of Prodigy.

     (b) At a meeting of the Board of Directors of Prodigy held on October 15, 2001, the Board granted to the Committee the authority to consider a draft of the Merger Agreement furnished by SBC to counsel for the Committee and to make any recommendations with respect thereto. The Committee recommended, and the Executive Steering Committee and the Board of Directors approved, the Merger Agreement and the Merger on October 17, 2001.

     (c) As part of the Committee's investigations concerning the Original Offer and Amended Offer, members of the Committee and its advisors engaged in the discussions with SBC and its representatives, including discussions regarding the adequacy of the price.

ITEM 8.  ADDITIONAL INFORMATION

     (a) On October 3, 2001, Telmex and CGT, collectively the largest stockholder of Prodigy common stock, announced their determination that the Original Offer was not adequately priced at $5.45 per share. Telmex and CGT announced that they had informed the Committee that, although they did not rule out a sale of Prodigy and would be prepared to give thoughtful and measured consideration to an appropriate acquisition proposal, they believed the $5.45 price contained in the Original Offer failed to adequately take into account Prodigy's fundamental values. On October 11, 2001, VarTec

         Telecom Inc., the third largest stockholder of Prodigy's Class A Common Stock, announced that it would refuse to tender its shares in the Original Offer. However, on October 17, 2001, Telmex, CGT and TFV entered into the Stockholder Voting Agreement with SBC. A copy of this Stockholder Voting Agreement is filed as Exhibit 7 to this Amendment No. 2.

     (b) On October 17, 2001, SBC and Prodigy reached an agreement in principle with plaintiffs to settle all pending stockholder litigation in Delaware relating to SBC Internet's tender offer. The agreement is subject to the approval of the Delaware Court of Chancery.

     (c) On October 19, 2001, Prodigy issued a press release reporting its financial performance for the third reporting period in 2001. A copy of the press release is attached as Exhibit 13 to this Amendment No. 2.

ITEM 9.  EXHIBITS

    *1  Proposed Amendment No. 2 to Resale Agreement
    *2  Proposed Amendment No. 1 to Internet Sales Agency Agreement
    *3  Proposed Amendment No. 3 to Resale Agreement
    *4  October 16, 2001 Shareholder Recommendation Letter
    *5  October 16, 2001 Press Release
   **6  October 18, 2001 Press Release
   **7 Letter Agreement, dated October 17, 2001, between SBC and each of Telefonos de Mexico, S.A. de C.V., Carso Global
        Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.
        (incorporated by reference to Exhibit (a)(1)(xi) to Amendment No. 2 to Schedule TO filed by SBC and SBC Internet on October 18, 2001)
  ***8  Schedule of Officers and Directors of Prodigy
  ***9 Agreement and Plan of Merger, dated as of October 17, 2001, by and among SBC, SBC Internet and Prodigy (incorporated by reference to Exhibit (d)(i) to Amendment No. 3 to Schedule
        TO filed by SBC and SBC Internet on October 19, 2001)
 ***10  DBAB Presentation dated October 16, 2001
****11  DBAB Fairness Opinion
****12  October 19, 2001 Shareholder Recommendation Letter
 ***13  October 19, 2001 Press Release

---------------

   * Previously filed with the SEC on October 16, 2001 as an exhibit to Prodigy's Schedule 14D-9

  ** Previously filed with the SEC on October 18, 2001 as an exhibit to Prodigy's Amendment No. 1 to Schedule 14D-9

 *** Filed herewith

**** Filed herewith and included in copies of this Amendment No. 2 mailed to Prodigy's stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PRODIGY COMMUNICATIONS
                                          CORPORATION

                                          By:      /s/ DANIEL IANNOTTI
                                            ------------------------------------
                                          Name: Daniel Iannotti
                                          Title:  Senior Vice President, General
                                                  Counsel & Secretary

Date: October 19, 2001

                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------
    *1   Proposed Amendment No. 2 to Resale Agreement
    *2   Proposed Amendment No. 1 to Internet Sales Agency Agreement
    *3   Proposed Amendment No. 3 to Resale Agreement
    *4   October 16, 2001 Shareholder Recommendation Letter
    *5   October 16, 2001 Press Release
   **6   October 18, 2001 Press Release
   **7   Letter Agreement, dated October 17, 2001, between SBC and
         each of Telefonos de Mexico, S.A. de C.V., Carso Global
         Telecom, S.A. de C.V. and Telmex Financial Ventures, LLC.
         (incorporated by reference to Exhibit (a)(1)(xi) to
         Amendment No. 2 to Schedule TO filed by SBC and SBC Internet on October 18, 2001)
  ***8   Schedule of Officers and Directors of Prodigy
  ***9   Agreement and Plan of Merger, dated as of October 17, 2001, by and among SBC, SBC Internet and Prodigy (incorporated by reference to Exhibit (d)(i) to Amendment No. 3 to Schedule
         TO filed by SBC and SBC Internet on October 19, 2001)
 ***10   DBAB Presentation dated October 16, 2001
****11   DBAB Fairness Opinion
****12   October 19, 2001 Shareholder Recommendation Letter
 ***13   October 19, 2001 Press Release

---------------

   * Previously filed with the SEC on October 16, 2001 as an exhibit to Prodigy's Schedule 14D-9

  ** Previously filed with the SEC on October 18, 2001 as an exhibit to Prodigy's Amendment No. 1 to Schedule 14D-9

 *** Filed herewith

**** Filed herewith and included in copies of this Amendment No. 2 mailed to Prodigy's stockholders